UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

HAMILTON LANE PRIVATE ASSETS FUND

(Name of Subject Company (Issuer))

HAMILTON LANE PRIVATE ASSETS FUND

(Name of Filing Person(s) (Issuer))

CLASS D, CLASS I AND CLASS R SHARES OF BENEFICIAL INTEREST
(Title of Class of Securities)

407498302, 407498203 AND 407498104
(CUSIP Number of Class of Securities)

Mary Kathleen Leonard
Hamilton Lane Advisors, L.L.C.
110 Washington Street, Suite 1300

Conshohocken, PA 19428-2053
(Name and Address of Agent for Service)

With a copy to:
Ryan P. Brizek, Esq.

Simpson Thacher & Bartlett LLP

900 G Street, N.W.

Washington, D.C. 20001

May 6, 2026

(Date Tender Offer First Published,
Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This second amendment (the “Amended Final Amendment”) relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed with the Securities and Exchange Commission (the “Commission”) on May 6, 2026 by Hamilton Lane Private Assets Fund (the "Fund") in connection with an offer (the "Offer") by the Fund to repurchase shares of beneficial interest in the Fund ("Shares”) in an aggregate amount up to $290,123,923 on the terms and subject to the conditions set out in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits 99.B and 99.C to the Statement on May 6, 2026.

The purpose of this Amended Final Amendment is to correct certain information in the Final Amendment to the Statement previously filed with the Commission on September 15, 2026 (“Amendment No. 1”). Due to an administrative error, the final results of the Offer were incorrectly reported in Amendment No. 1. The Amended Final Amendment is filed solely to correct the reported results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1. Holders of Shares in the Fund ("Shareholders") that desired to tender Shares, or a portion thereof, for purchase were required to submit their tenders by 11:59 p.m., Eastern Time, on June 4, 2026.

2. 2,880,845 Class I Shares, 60,147 Class D Shares and 815,298 Class R Shares of the Fund were validly tendered and not withdrawn prior to the expiration of the Offer. The Fund accepted for purchase 100% of the Class I, Class D and Class R Shares that were validly tendered and not withdrawn prior to the expiration of the Offer as permitted by Rule 13e-4(f)(1) of the Securities Exchange Act of 1934, as amended. The Fund paid for 100% of the Shares tendered for Class I Shares, Class D Shares and Class R Shares, in accordance with the terms of the Offer.

3. The net asset value of the Shares tendered pursuant to the Offer was calculated as of June 30, 2026 in the amount of $59,997,920 for Class I, $1,236,147 for Class D and $16,311,090 for Class R.

Except as specifically provided herein, this Amended Final Amendment does not amend any other items.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

HAMILTON LANE PRIVATE ASSETS FUND

By:	/s/ Mary Kathleen Leonard
	Name:	Mary Kathleen Leonard
	Title:	Secretary

October 8, 2026

EXHIBIT INDEX

EXHIBIT

Calculation of Filing Fee Table*

*Previously filed with the Schedule TO-I/A filed on September 15, 2026.